Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Career Education Corporation 2016 Incentive Compensation Plan of our report dated March 3, 2015, except for the recasting of the LCB campuses described in Note 5, as to which the date is February 29, 2016, with respect to the consolidated financial statements and schedule of Career Education Corporation and subsidiaries as of and for the two years in the period ending December 31, 2014 included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

May 24, 2016